Tender Offer

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MICROSEMI CORPORATION

(Name of Issuer and Offeror)

Options to purchase shares of Common Stock,

par value $0.20 per share, under the Issuer’s

1987 Stock Plan, as amended

(Title of Class of Securities)

595137100

(CUSIP Number of Underlying Common Stock)

David R. Sonksen,

Executive Vice President, Chief Financial Officer,

Secretary and Treasurer

Microsemi Corporation

2381 Morse Avenue

Irvine, California, 92614

(949) 221-7100

(949) 752-2602 Fax

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Nicholas J. Yocca, Esq.

The Yocca Law Firm LLP

19900 MacArthur Boulevard

Irvine, California 92612

(949) 798-0190

(949) 203-8627 Fax

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$113,907,372	$13,406.90

(1)	Calculated solely for purposes of determining the filing fee.

This determination assumes that all options eligible for amendment and acceleration pursuant to this offer will be so amended and accelerated pursuant to this offer.

Calculation of the filing fee under the method described in Rule 0-11(a)(4) for securities without a market would result in the proposed transaction value being calculated based on the book value of the options, which is nil. Therefore, the Offeror has calculated the filing fee based upon the average of the high and low prices reported in the consolidated reporting system as of a specified date within 5 business days prior to the date of the filing, pursuant to Rule 0-11(a)(4) of the Securities Exchange Act of 1934, of all of the underlying Common Stock.

The Offeror estimates that the value of the maximum number of options acquired pursuant to this offer is equal to the value of an equal number of shares of Common Stock of the Offeror at that average of the high and low for the day.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction value multiplied by $117.70 per each U.S. $1.0 million of the value of the transaction. The transaction value ($113,907,372) was calculated by multiplying the total number of options eligible for amendment and acceleration pursuant to this offer (5,133,275) by the average, which was $22.19 per share, of the high ($22.46) and low ($21.92) sales prices of the Common Stock of the Offeror as reported by Nasdaq on August 11, 2005.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Amount Previously Paid: Not applicable Filing party: Not applicable

☐	Form or Registration No.: Not applicable Date filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

Capitalized terms not otherwise defined herein have the meaning given in the Summary Term Sheet Glossary.

Item 1. Summary Term Sheet.

The information set forth in the “Summary Term Sheet” in the Offer to Amend and Accelerate Employee Stock Options dated August 17, 2005 (the “Offer to Amend and Accelerate”) is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is Microsemi Corporation, a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices are 2381 Morse Ave., Irvine, California 92614, (949) 221-7100. The information set forth in Section 15 (“Information About Us”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Securities.

This Schedule relates to an offer by the Company to amend and accelerate options to purchase shares of the Company’s Common Stock, par value $0.20 per share (the “Common Stock”), that are outstanding under the Company’s 1987 Microsemi Corporation Stock Plan, but only to the extent the options would not have become eligible, pursuant to their existing vesting schedule, to be exercised on or prior to September 26, 2005 (the “Eligible Unvested Options”), all on the terms and subject to the conditions set forth in the Offer to Amend and Accelerate.

The Eligible Unvested Options of option holders who elect to accept the Offer will be Amended and Accelerated. The Eligible Unvested Options of option holders who elect to decline the Offer will not be Amended and Accelerated.

Options to purchase shares of the Common Stock that are Amended and Accelerated can be immediately exercised to purchase shares of Common Stock. Pursuant to the concurrent amendment of the option agreement, those shares of Common Stock issued upon exercise of Amended and Accelerated Options shall be, with certain exceptions, issued with resale restrictions that would apply only until the underlying Eligible Unvested Options would have become exercisable on the original terms of their respective vesting schedules (i.e., as if there were to have been no Amendment and Acceleration).

The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 5 (“Acceptance of Election to Amend and Accelerate”), Section 6 (“Conditions of the Offer”) and Section 8 (“Source and Amount of Consideration; Terms of Amended and Accelerated Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in Section 7 (“Price Range of Common Stock”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the Summary Term Sheet and in Section 1 (“Number of Options; Expiration Date”), Section 3 (“Procedures”), Section 4 (“Change in Election; Withdrawal of Election”), Section 5 (“Acceptance of Election to Amend and Accelerate

Eligible Unvested Options”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Amended and Accelerated Options”), Section 10 (“Status of Eligible Unvested Options in the Offer”), Section 11 (“Legal Matters; Regulatory Approvals”), Section 12 (“Material U.S. Federal Income Tax Consequences”), Section 13 (“Extension of the Offer; Termination; Amendment”) of the Offer to Amend and Accelerate, Schedule B (“Addenda for Employees Residing Outside the U.S.”) and the Stock Option Acceleration Program Questions and Answers filed as Exhibit (a)(1)(B) to this Schedule is incorporated herein by reference.

(b) Purchases.

The information set forth in Item 4(a) above and Section 9 (“Interests of Officers; Transactions and Arrangements Involving the Eligible Unvested Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 1 (“Number of Options; Expiration Date”), Section 8 (“Source and Amount of Consideration; Terms of Amended and Accelerated Options”) and Section 9 (“Interests of Officers; Transactions and Arrangements Involving the Eligible Unvested Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in Section 5 (“Acceptance of Election to Amend and Accelerate Eligible Unvested Options”) and Section 10 (“Status of Eligible Unvested Options in the Offer”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer”), Section 15 (“Information About Us”) and Section 16 (“Additional Information”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in Section 1 (“Number of Options; Expiration Date”) and Section 8 (“Source and Amount of Consideration; Terms of Amended and Accelerated Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Conditions.

The information set forth in Section 6 (“Conditions of the Offer”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(c) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in Section 9 (“Interests of Officers; Transactions and Arrangements Involving the Eligible Unvested Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in Section 9 (“Interests of Officers; Transactions and Arrangements Involving the Eligible Unvested Options”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in Section 14 (“Fees and Expenses”) of the Offer to Amend and Accelerate is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Section 15 (“Information About Us”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in Section 11 (“Legal Matters; Regulatory Approvals”) of the Offer to Amend and Accelerate is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Amend and Accelerate Employee Stock Options dated August 17, 2005.*

(a)(1)(B)	Stock Option Acceleration Program Questions and Answers.*

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.*

(a)(1)(D)	Form of Acknowledgement and Election Form.*

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.*

(a)(1)(F)	Form of Reminder of Expiration Date.*

(a)(1)(G)	Form of E-Mail dated August 17, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(H)	Presentation materials regarding Stock Option Acceleration Program made available for download by holders of Eligible Unvested Options.*

(a)(1)(I)	Form of E-mail or written notice dated August 22, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(J)	Form of E-mail or written notice dated August 25, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.*

(a)(1)(K)	Stock Option Amendment and Acceleration Offer Survey.*

(a)(1)(L)	Confirmation of Participation in the Offer to Amend and Accelerate.*

(a)(1)(M)	E-mail Addresses and Fax Numbers.

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan, as amended.*

(b)	Not applicable.

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.*

(d)(2)	Form of Amendment of Eligible Unvested Options.

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Acceleration Program.*

(h)	Not applicable.

*	Filed as an attachment to this Schedule TO.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROSEMI CORPORATION

By:	/s/ David R. Sonksen
David R. Sonksen
Executive Vice President,
Chief Financial Officer,
Secretary and Treasurer

Date: August 17, 2005

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Amend and Accelerate Employee Stock Options dated August 17, 2005.

(a)(1)(B)	Stock Option Acceleration Program Questions and Answers.

(a)(1)(C)	Form of Fax Cover Sheet to be used for transmitting Acknowledgement and Election Form.

(a)(1)(D)	Form of Acknowledgement and Election Form.

(a)(1)(E)	Form of Microsemi Receipt confirming receipt of Acknowledgement and Election Form.

(a)(1)(F)	Form of Reminder of Expiration Date.

(a)(1)(G)	E-Mail dated August 17, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.

(a)(1)(H)	Presentation materials regarding Stock Option Acceleration Program made available for download by holders of Eligible Unvested Options.

(a)(1)(I)	Form of E-mail or written notice dated August 22, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.

(a)(1)(J)	Form of E-mail or written notice dated August 25, 2005 from David R. Sonksen, Secretary of Microsemi, to holders of Eligible Unvested Options.

(a)(1)(K)	Stock Option Amendment and Acceleration Offer Survey.

(a)(1)(L)	Confirmation of Participation in the Offer to Amend and Accelerate.

(a)(1)(M)	E-mail Addresses and Fax Numbers.

(a)(4)	Prospectus for 1987 Microsemi Corporation Stock Plan.

(d)(1)	1987 Microsemi Corporation Stock Plan, as amended.

(d)(2)	Form of Amendment of Eligible Unvested Options.

(g)	Transcript of statements to be made to employees by officers of Microsemi regarding the Stock Option Acceleration Program.